Exhibit 99.1

China Information Technology, Inc. Announces Resignation of Chief Financial Officer

(Shenzhen, China – March 14, 2014) -- China Information Technology, Inc. (“CNIT” or the “Company”) (Nasdaq: CNIT), a leading provider of integrated cloud-based solutions including Internet-of-Things (“IoT”), public InfoCloud, WeMedia platform, Smart City and other Internet-related services in China, today announced that Mr. Daniel K. Lee, its Chief Financial Officer (“CFO”), has tendered his resignation as the Company’s CFO for personal reasons. Mr. Lee will remain with the Company for a transition period till April 15, 2014. The Board of Directors of the Company will initiate a search for his successor immediately.

“I am proud to be part of the management that helped CNIT in its move up the IT value chain, first by synergizing the core competencies of its software and hardware acquisitions, then transforming the company into a cloud-centric business model, creating O2O, IoT, and other internet-related opportunities. I wish CNIT continued success in e-innovation,” commented Mr. Lee.

“Daniel has made important contributions to CNIT since he joined the Company in December 2011. We thank him for his leadership in corporate strategy and financial management during CNIT’s business transformation and his dedication to CNIT’s shareholder value maximization during his tenure at CNIT. We wish Daniel all the best in his future endeavors,” stated Mr. Jianghuai Lin, Chairman and Chief Executive Officer of CNIT.

About China Information Technology, Inc.

Headquartered in Shenzhen, China, China Information Technology, Inc., through its subsidiaries and other consolidated entities, provides information technologies and cloud-based business solutions in China. The Company’s cloud-based products include Smart EduCloud and Public InfoCloud; IT solutions include geographic information systems (GIS), digital public security technology (DPST), and hospital information systems (HIS). The Company’s integrated hardware, software, and cloud-based services serve a variety of customers in the fields of government, education, medical, financial, commercial, communication and individual consumers. To learn more about the Company, please visit its corporate website at http://www.chinacnit.com.

Safe Harbor Statement

This press release includes certain statements that are not descriptions of historical facts, but are forward-looking statements in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.
Iris Yan
Tel: +86 755 8370 4767
Email: IR@chinacnit.com
http://www.chinacnit.com